Shareholder Alert on PPG Management Proposal 3

Proposal to Amend the Articles of Incorporation to Provide for the Annual Election of Directors

This is to alert shareholders that management Proposal 3 needs approval from 80% of the outstanding shares of PPG common stock.

Incredibly the 2013 PPG proposal on this very same topic won overwhelming 99%-support from the votes cast yes or no.

But this 99%-support fell short in regard to 80% of PPG’s outstanding shares.

Too many PPG shares did not vote!

Tell PPG management that it is important that management make an extra effort to get out the vote for its Proposal 3.

It is important that PPG management does not have a 2nd failure on this same proposal topic simply because PPG management did not work hard enough or smart enough to get out the vote.

Hugh Grant is the Chairman of the PPG Board Governance Committee.

John Chevedden
 PPG Shareholder since 2011